UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                 Ashford Hospitality Trust, Inc.
           ------------------------------------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
           -------------------------------------------
                 (Title of Class of Securities)


                            044103109
                  -----------------------------
                         (CUSIP Number)



                       Archie Bennett, Jr.
                14185 Dallas Parkway, Suite 1100
                       Dallas, Texas 75254
                         (972) 490-9600
           ------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        February 14, 2006
                  -----------------------------
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 044103109              13D                  Page 2 of 7


1    NAME OF REPORTING PERSON                          Archie Bennett, Jr.
     S.S. OR I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON
-------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [   ]
                                                              (b)  [   ]
-------------------------------------------------------------------------

3    SEC USE ONLY
-------------------------------------------------------------------------

4    SOURCE OF FUNDS                                               PF/OO
-------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [   ]
-------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION                  United States
-------------------------------------------------------------------------
                  |
     NUMBER OF    |
                  |
      SHARES      |7   SOLE VOTING POWER                       4,008,973
                  |------------------------------------------------------
   BENEFICIALLY   |
                  |
     OWNED BY     |8   SHARED VOTING POWER                             0
                  |------------------------------------------------------
       EACH       |
                  |
    REPORTING     |9   SOLE DISPOSITIVE POWER                  4,008,973
                  |------------------------------------------------------
      PERSON      |
                  |
       WITH       |10  SHARED DISPOSITIVE POWER                        0
-------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                           4,008,973
-------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [  ]
-------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              6.77%
-------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                          IN
-------------------------------------------------------------------------

CUSIP NO. 044103109              13D                  Page 3 of 7


                          Schedule 13D
                          ------------

Item 1.   Security and Issuer
          -------------------

     This Statement on Schedule 13D ("Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Ashford Hospitality Trust, Inc., a Maryland corporation (the "Issuer") and is being filed by Archie Bennett, Jr. (the "Reporting Person"). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254. The Reporting Person has previously reported his holdings in a Statement on Schedule 13G filed with the Securities and Exchange Commission. No change has occurred in the Reporting Person's investment intent; however, as a result of the Reporting Person's position as Chairman of the Board of Directors of the Issuer, the Reporting Person has chosen to report his holdings on this Schedule 13D.

Item 2.   Identity and Background
          -----------------------

    (a)  NAME.  The name of the Reporting Person is Archie
Bennett, Jr.

    (b) BUSINESS ADDRESS. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1100, Dallas,
Texas 75254.

    (c) OCCUPATION AND EMPLOYMENT. The Reporting Person is currently Chairman of the Board of the Issuer.

    (d) CRIMINAL PROCEEDINGS. During the last five years, the Reporting Person has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

    (e) CIVIL PROCEEDINGS. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) CITIZENSHIP. The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     The holdings reported by the Reporting Person herein consist of 740,445 shares of Common Stock held directly or indirectly by the Reporting Person and 3,268,528 Units of limited partnership interests ("Units," and together with the shares of Common Stock held by the Reporting Person, the "Securities") in Ashford Hospitality Limited Partnership, the operating subsidiary of the Issuer ("Partnership"). The Units are currently convertible into cash or, at the option of the Issuer, shares of Common Stock (currently on a 1-for-1 basis). The Securities reported herein were acquired by the Reporting Person in business transactions between the Issuer and the Reporting Person (or entities affiliated with the Reporting Person), director stock grants and personal funds.

CUSIP NO. 044103109              13D                  Page 4 of 7



Item 4.   Purpose of Transaction
          ----------------------

     The Reporting Person acquired the Securities for investment purposes and not with a view toward or having the effect of directing control over the Issuer. As a result of the Reporting Person's position as Chairman of the Board of Issuer, the Reporting Person may effect a measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Company, some or all of the Units into shares of Common Stock, (iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer's business and the Reporting Person's investment portfolio.

Other than as set forth above, the Reporting Person does not have any plans or proposals that would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
          Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

CUSIP NO. 044103109              13D                  Page 5 of 7

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

    (a) AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES. The Reporting Person beneficially owns an aggregate of 4,008,973 shares of Common Stock (which includes 3,268,528 Units that are presently convertible, at the option of the Issuer, into shares of Common Stock), representing approximately 6.77% of the Issuer's outstanding Common Stock.

    (b) POWER TO VOTE AND DISPOSE. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above; provided, however, the Units may only be converted into shares of Common Stock at the option of the Issuer.

    (c)  TRANSACTIONS WITHIN THE PAST 60 DAYS.  The Reporting
Person has not effected any transactions in the Issuer's securities within sixty (60) days preceding the date hereof.

    (d)  CERTAIN RIGHTS OF OTHER PERSONS. Not applicable.

    (e)  DATE CEASED TO BE A 5% OWNER.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
          --------------------------------------------------------

          In connection with a public offering by the Issuer in January 2006, the Reporting Person entered into a letter agreement ("Lock-Up Agreement") with the underwriters participating therein. Pursuant to such Lock-Up Agreement, the Reporting Person has agreed that, subject to certain exceptions, he will not, during the period from January 19, 2006 to and including March 21, 2006, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated on behalf of the underwriters:

          * offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock;

          * enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common
               Stock; or

          * demand or otherwise seek registration of shares of Common Stock with the SEC.

     A copy of the lock-up agreement is attached hereto as
Exhibit 1.

CUSIP NO. 044103109              13D                  Page 6 of 7


Item 7.   Material to be filed as Exhibits
          --------------------------------

          Exhibit 1 Letter Agreement between the Reporting Person and Merrill Lynch, Pierce, Fenner & Smith
                       Incorporated and Morgan Stanley & Co.
                       Incorporated.

CUSIP NO. 044103109              13D                  Page 7 of 7



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.




Date:  February 14, 2006

                                 /s/  ARCHIE BENNETT, JR.
                                 -------------------------------
                                 Archie Bennett, Jr.

                                                        EXHIBIT 1



                        January 19, 2006


MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
        Incorporated,
MORGAN STANLEY & CO. INCORPORATED
 as Representatives of the several
 Underwriters to be named in the
 within-mentioned Underwriting Agreement
c/o Merrill Lynch & Co.
     Merrill Lynch, Pierce, Fenner & Smith
             Incorporated
4 World Financial Center
New York, New York  10080

     Re:  Proposed Public Offering by Ashford Hospitality Trust,
          Inc.

Dear Sirs:

     The undersigned, an officer and/or director of Ashford Hospitality Trust, Inc., a Maryland corporation (the "Company"), understands that Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Morgan Stanley & Co. Incorporated (the "Representatives") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company and Ashford Hospitality Limited Partnership, a Delaware limited partnership (the "Operating Partnership") providing for the public offering of shares (the "Securities") of the Company's common stock, par value $.01 per share (the "Common Stock"). In recognition of the benefit that such an offering will confer upon the undersigned as an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during a period of 60 days from the date of the Underwriting Agreement, the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock or partnership units of the Operating Partnership, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, or make any demand or exercise any right with respect to the filing of, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the "Lock-Up Securities"), or to otherwise participate as a selling securityholder in any manner in any registration effected by the Company under the Securities Act, including the registration statement described herein, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

     Notwithstanding the foregoing, if (x) during the last 17 days of the 60-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (y) prior to the expiration of the 60-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such 60-day period; then in each case the restrictions imposed in this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, however, that this sentence shall not apply if, within 3 days of the termination of the 60-day restricted period, the Chief Executive Officer or the Chief Financial Officer of the Company delivers to the Representatives a certificate, certifying on behalf of the Company that the Company's shares of Common Stock are, as of the date of delivery of such certificate, "actively traded" as defined in Rule 101(c)(1) of Regulation M of the Exchange Act.

     If the Underwriting Agreement shall terminate prior to payment for and delivery of the Shares, the Representatives will release the undersigned from the obligations under this letter agreement.


                              Very truly yours,


                              Signature: /s/ Archie Bennett
                                        ------------------------
                              Print Name:  Archie Bennett